Hogan Lovells US LLP Harbor East 100 International Drive Suite 2000 Baltimore, MD 21202 T +1 410 659 2700 F +1 410 659 2701 www.hoganlovells.com

April 1, 2025

BY EDGAR

Messrs. Daniel Crawford and Jason Drory

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Plus Therapeutics, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 14, 2025

File No. 001-34375

Dear Messrs. Crawford and Drory:

On behalf of Plus Therapeutics, Inc. (the “Company”), this letter responds to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s above-referenced preliminary proxy statement in the Staff’s letter dated March 24, 2025. The Company has also filed an amended preliminary proxy statement on the date hereof (the “Amended Preliminary Proxy Statement”).

Set forth below are the Staff’s numbered comments in italic type, followed by the response to each comment submitted on behalf of the Company.

Preliminary Proxy Statement on Schedule 14A

General

1. We note your references in your preliminary proxy statement to an “alternative cashless exercise” feature in the Series B Warrants. The term “cashless exercise” is generally understood to allow a warrant holder to exercise a warrant without paying cash for the exercise price and reducing the number of shares receivable by the holder by an amount equal in value to the aggregate exercise price the holder would otherwise pay to exercise the warrant(s). In cashless exercises, it is expected that the warrant holder receives fewer shares than they would if they opted to pay the exercise price in cash. Please clarify your disclosure throughout by revising the references to “alternative cashless exercise” and exclusively using the term “zero exercise price” or another appropriate term that conveys that, in addition to the company receiving no cash upon the “alternative cashless exercise,” the warrant holders would be entitled to receive more shares than they would under the cash exercise terms or the cashless exercise terms of the warrants.

Messrs. Daniel Crawford and Jason Drory

Division of Corporation Finance

April 1, 2025

In response to the Staff’s comment, the Company revised the disclosure in the Amended Preliminary Proxy Statement (see pp. 13-16 of the Amended Preliminary Proxy Statement).

2. We note your disclosure on page 16 that if stockholders approve the Issuance Proposal, assuming the full exercise of the Warrants at the floor price of $0.132, and assuming the Series B Warrants are exercised on an alternative cashless exercise basis, an aggregate of approximately 1,542,317,700 additional shares of common stock will be issued and the ownership interest of your existing stockholders would be correspondingly reduced. In each instance in your proxy statement where you describe Proposal 2, which is asking stockholders to approve the issuance of the common stock underlying such warrants, please clarify the total number of Series A and Series B warrants that were issued and the total number of common stock that may be issuable upon the exercise of those warrants, using the assumptions you disclose on page 16.

In response to the Staff’s comment, the Company revised the disclosure in the Amended Preliminary Proxy Statement (see the Notice, pp. 2, 13, 15, and 16 of the Amended Preliminary Proxy Statement, and the preliminary proxy card).

3. We note your disclosure on page 13 that your Series A Warrants and Series B Warrants “are subject to a ‘reset’ provision” that may increase the number of shares of Common Stock underlying each Warrant. Please revise your disclosure to prominently disclose the material terms and conditions of the reset provision and explain the potential additional dilution upon the “reset.”

In response to the Staff’s comment, the Company revised the disclosure in the Amended Preliminary Proxy Statement (see pp. 13, 15, and 16 of the Amended Preliminary Proxy Statement).

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Thank you for your attention to this letter. If you have any questions with respect to the foregoing, please contact the undersigned at (410) 659-2778. The Company would appreciate the Staff’s expeditious review of the Amended Preliminary Proxy Statement.

Sincerely,

/s/ William I. Intner

cc:	Marc H. Hedrick, M.D., President and Chief Executive Officer

Andrew Sims, Chief Financial Officer

Andrew Strong, Hogan Lovells US LLP